

April 29, 2024

Suman B. Mookerji
Chief Financial Officer
Ducommun Inc.
200 Sandpointe Avenue, Suite 700
Santa Ana, California 92707

> **Re: Ducommun Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Form 8-K**
> **Filed on February 15, 2024**
> **File No. 001-08174**

Dear Suman B. Mookerji:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 25

1. In regard to the prominence of certain non-GAAP financial measures you present, we note the following:
   - You present and discuss Adjusted EBITDA for multiple periods in a Non-GAAP Financial Measure section before you disclose and discuss GAAP results of operations; and
   - You present Adjusted EBITDA as a % of net revenues but do not present the most directly comparable GAAP measure, Net income as a % of net revenues, with equal or greater prominence.
   Please revise future filings to disclose and discuss GAAP results of operations before you present and discuss non-GAAP financial measures. In addition, for each non-GAAP financial measure you present, revise future filings to present the most directly

comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures regarding prominence.

Critical Accounting Policies and Estimates
Revenue Recognition, page 35

2. We note the majority of your performance obligations are recognized over time as work progresses and you use an input measure, the cost-to-cost method, to determine progress. We also note estimates are updated on a regular basis and if a change in estimate is necessary, you recognize the impact of the change in the period the adjustment is identified. Item 303(b)(3) of Regulation S-K defines CAEs as estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on financial condition or results of operations and indicates CAE disclosures should supplement, but not duplicate, accounting policies in the notes to the financial statements. It also indicates in addition to explaining why a CAE is subject to uncertainty, disclosures should indicate how much the CAE or assumption (or both) changed during the relevant periods and should address the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE's calculation. In regard to your current disclosures, please address the following:

    • You disclose the "**net** cumulative catch up adjustments on profit recorded were not material for both years ended December 31, 2023 and 2022" in the notes to your financial statements. Tell us whether you recognized material favorable and/or material unfavorable changes in estimates during each period and provide us the gross amounts of favorable and unfavorable changes in estimates you recognized as part of your response. Explain to us how you assess the materiality of changes in estimates, including whether your assessment considers the impact on net income. To the extent material, revise future filings to quantify and more fully address the impact of changes in estimates on results of operations each period.

    • You disclose the amount of contract losses you recorded each period. To the extent material additional losses are reasonably possible, revise future filings to more fully explain how contract losses are estimated and discuss the status of the related contracts, including when they are expected to be completed. To the extent material additional losses are not reasonably possible, revise future filings to disclose that.

Consolidated Financial Statements

Note 15. Commitment and Contingencies , page 78

3. You disclose that during the years ended December 31, 2023 and December 31, 2022, you received insurance recoveries of $3.8 million and $6.4 million, respectively. You indicate that these insurance proceeds were for business interruption and property and equipment damage and were recognized as other income in fiscal 2023 and 2022. Please address and revise future filings to clarify the following:
   - Tell us and disclose where you classify insurance proceeds in your statements of cash flows for the periods presented. Refer to ASC 230-10-45-21B;
   - Reconcile the amounts included as insurance recoveries in your Non-GAAP reconciliation of Adjusted EBITDA on page 27 with your disclosures here;
   - Reconcile the amount included as recognition of insurance recoveries of $3.9 million in your statement of cash flows for fiscal 2023 with your disclosures here and explain what this amount represents; and
   - Reconcile your disclosure that you recognized insurance proceeds of $6.4 million in other income in fiscal 2022 with page 48 that indicates only $5.4 million was recorded in other income in fiscal 2022.

Form 8-K filed on February 15, 2024

Exhibit 99.1, page 1

4. In regard to the prominence of certain non-GAAP financial measures you present, we note the following:
   - You present Adjusted EBITDA in the headline which is more prominent than your presentation of the most directly comparable GAAP measure, Net Income; and
   - You present Adjusted EBITDA as a % of revenue more prominently than you present the most directly comparable GAAP measure, Net income as a % of revenue.

   Please revise future filings to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures regarding prominence.

5. We note you present Adjusted EBITDA but do not provide a direct reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, Net Income. Please revise future filings to provide a direct reconciliation from Net Income to Adjusted EBITDA as required by Item 10(e)(1)(i)(B) of Regulation S-K.

6. We note you present non-GAAP adjustments used to calculate the non-GAAP financial measures, Adjusted Net Income and Adjusted Diluted EPS, net of tax, which is not consistent with the requirements of Question 102.11 in the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Please revise future filings to present non-GAAP adjustments on a gross basis and separately present and disclose the impact of income taxes.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing